MESH COMMUNITIES INC
FINANCIAL STATEMENTS
Year Ended December 31, 2019

TABLE OF CONTENTS

Page No.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Mesh Communities Inc.

Los Angeles, CA

I have reviewed the accompanying financial statements of Mesh Communities Inc. (C-Corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in owner's equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

January 23, 2021

MESH COMMUNITIES INC.
Balance Sheet
As of December 31, 2019

		2019
ASSETS		
Cash	$	17,007
Total Current Assets	$	**17,007**
Non-current assets		-
Total Non-current Assets	$	**-**
TOTAL ASSETS	$	**17,007**
LIABILITIES		
Current Liabilities		-
Total Current Liabilities	$	**-**
Non-current Liabilities		-
SAFE		150,000
Total Non-current Liabilities	$	**150,000**
TOTAL LIABILITIES	$	**150,000**
OWNER'S EQUITY		
Common Stock par value $.00001	$	80
10,000,000 shares authorized, 8,000,000 issued		
Retained Earnings		(133,073)
TOTAL EQUITY	$	**(132,993)**
TOTAL LIABILITIES AND OWNER'S EQUITY	$	**17,007**

See accompanying notes and accountant's review report

MESH COMMUNITIES INC.
Statement of Changes in Owner's Equity
Year Ended December 31, 2019

		2019
OWNER'S EQUITY - BEGINNING		
Owner's Equity	$	-
Add:		
Common Stock Sales		80
Net Income		(133,073)
TOTAL	$	(132,993)
Subtract:	$	-
TOTAL	$	-
OWNER'S EQUITY - ENDING	$	(132,993)

See accompanying notes and accountant's review report

MESH COMMUNITIES INC.
Income Statement
For the Year Ended December 31, 2019

		2019
Revenue	$	-
Total Revenue	$	-
Expenses		
Advertising	$	131
Bank fees		150
Legal and professional		2,143
Meals and entertainment		196
Office supplies and software		1,152
Payroll		
Benefits	11,448	
Fees	2,309	
Taxes	30,989	
Wages and salaries	76,185	
Workers Compensation	526	
Total payroll		121,457
Rent and lease		7,844
		-
Total Expenses		133,073
NET INCOME	$	(133,073)

MESH COMMUNITIES INC.
Statement of Cash Flows
Year Ended December 31, 2019

		2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(133,073)
Increase in net assets		
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		-
Net cash provided by operating activities		(133,073)
CASH FLOWS FROM INVESTING ACTIVITIES		
		-
Net cash provided by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Common Stock		80
SAFE		150,000
Net cash used in financing activities		150,080
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		17,007
CASH AND CASH EQUIVALENTS, beginning of year		-
CASH AND CASH EQUIVALENTS, end of year		17,007
Interest paid	$	-

See accompanying notes and accountant's review report

MESH COMMUNITIES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE A – THE ORGANIZATION

Nature of operations

Mesh is the social app that allows businesses and individuals to customize their experience. A social media platform that reimagines advertising to benefit people, communities, creators, and brands. In addition to member dues and donations, content creators and community builders can approve brands and small businesses to advertise to their community and keep part of the revenue.

Regardless of audience or community size, Mesh provides the ability to monetize attention and build healthy, self-sustaining communities. The Mesh app has launched in beta and is now onboarding communities.

Revenue

During the year of 2019 the Company is in a start-up phase. There was no revenue while the organization created and tested its application. Funding was supplied through investors in Simple Agreements for Future Equity (SAFE) as explained in Notes C and D.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There were no cash equivalents as of December 31, 2019. The Company’s cash balance was $17,007 at December 31, 2019. The company is currently seeking investors as it creates an audience and expands its business on the internet.

Taxes

Income

The Company does not have a provision for income tax liability account for 2019. They are in the start-up phase and income/loss for 2020 is expected to be similar to 2019. All federal and state tax filings are current. The company has an operating loss carry forward of $132,975 for federal tax purposes.

Sales

Mesh Communities Inc. expects to monetize on a worldwide basis dependent on consumer demand. Currently there are no provisions for state or foreign income taxes or sales and use tax. The Company assess potential tax liability as a part of routine financial planning.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year 2019 were $131.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture and fixtures 3 years. Depreciation expense and accumulated depreciation for the year was $0. The company holds no capital assets as of December 31, 2019.

Amortization

Intangible assets are amortized over a 15-year period. Amortization expense and accumulated amortization for 2019 was $0. For the year ended December 31, 2019 there were no intangible assets held.

NOTE C – INVESTOR FUNDING

As part of its start-up practices the Company has enlisted the use of Simple Agreements for Future Equity (SAFE). These agreements were designed in 2013 by Y Combinator as a way for companies to secure start-up capital. They are short, simple contracts that offer future equity in the company for an investment now.

The SAFE's issue to the investor the right to certain shares of the Company's Standard Preferred Stock. The agreements are "post-money valuation cap", such that the Company and investor can calculate immediately and precisely how much ownership of the company is under agreement. The calculation is the amount of the investment divided by the "post-cap valuation", which is the total valuation including the investment amount.

As of December 31, 2019, the company held 6 SAFE's with a total liability value to the Company of $150,000. There are 4 SAFE's totaling a $100,000 investment on a Company valuation of $3,000,000. This equates to 3.33333% ownership of the Company stock. There are

2 SAFE's totaling a $50,000 investment on a Company valuation of $4,000,000. This equates to 1.25% ownership of the Company stock. Total SAFE's held by investors at December 31, 2019 equal 4.58333% ownership.

NOTE D -- NON-CURRENT LIABILITIES

The Simple Agreements for Future Equity (SAFE) are held as a liability to the Company in the balances sheet. The amounts will be held until such time as one of the SAFE triggers applies. All are carried at face value of the contract at inception.

Safe's are held until one of the following situations occurs and triggers a change.

1. If there is equity financing before the termination of the SAFE, it will convert to the greater of: (a) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of Standard Preferred Stock, or (b) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price.

2. If there is a liquidity event before the termination of the SAFE, it will automatically entitle the investor to a portion of the proceeds in direct relation to the liquidity event. The amount due will equal the greater of: (a) the purchase amount (cash-out amount), or (b) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

3. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount.

Liquidation priority of the SAFE's is for the cash-out amount subject to:

1. SAFE's are junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes.

2. On par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFE's and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFE's and/or preferred stock in proportion to the full payments that would otherwise be due.

3. Senior to payments for common stock.

Termination of SAFE's will occur automatically following the earliest of:

1. The issuance of capital stock to the investor pursuant to the automatic conversion of this SAFE

2. Or, the payment, or setting aside for payment, of amounts due the Investor.

NOTE E – COMMON STOCK

As of December 31, 2019, the Company has 10,000,000 shares of stock authorized with a par value of $.00001 per share for a total value of $100. The issued common stock at the year end was 8,000,000 with a total par value of $80.

NOTE F – STOCK OPTION PLAN

During the year 2019 the Company instituted a stock option plan whereby options may be granted as incentive stock options or non-statutory stock options as determined by the administrator at the time of the grant. Restricted stock may also be granted under the plan. The plan has been designed to attract and retain the best available personnel and is open to employees and consultants.

The number of shares authorized for issue under the plan is 1,000,000. The plan will continue for a period of 10 years unless terminated sooner by act of the board or regulation. An administrator, selected by the board of directors, shall administer the plan in accordance with the provisions therein. The selection of awards of stock options under the plan are at the sole discretion of the plan administrator.

Option exercise price is subject to the following:

1. Granted to an employee who is a ten percent holder at the time of the grant, 110% of fair market value.

2. Granted to any other employee, no less than 100% of fair market value.

3. Non-statutory stock options price will be determined by the administrator. If the share price is less than 100% of fair market value, it shall comply with all applicable laws.

4. Options may be granted with a per share exercise price other than required pursuant to a merger or other corporate transaction.

NOTE G - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through January 23, 2021, the date that the financial statements were available to be issued.